

WHEN I WAS A HUMAN: the Movie

Project Overview

Confidential







Genre

Comedy/Fantasy

Logline

A feisty canine transforms himself into a human with a miracle dog biscuit so he can save his owner from a disloyal boyfriend.

 Director's Statement

Nothing is more rewarding for me than creating visual stories that touch people's lives and resonate with their experiences.

I find that people crave experiences and stories that focus on our genuine and positive emotional connections regardless of their race, culture, and social-economic differences.

"When I Was a Human: the Movie" is about empathy and compassion. These emotions are powerful tools and essential ingredients for resolving many issues. My team and I strive to bring a film that is not only commercially viable but also makes you proud to be a part of it.



 *Akemi Kozu Tosto*
writer/director

 # Synopsis



No one wants Indy. He's just another abandoned mutt. But when teenager Kimmy walks into the pound to find a new pet and the two lock eyes, it's puppy love at first sight. Now Indy spends his days playing with Kimmy in the park of their suburban town and watching TV with her on rainy days.

Enter Jared. Rocker. Kimmy falls hard for him, lured by his good looks and charm, but Indy smells trouble. His suspicion is confirmed when Indy witnesses Jared cheating on Kimmy.

Indy is heartbroken and desperate to help his owner know the truth. That night, a mystical Blue Dog Fairy appears to Indy and offers him a miracle dog biscuit to help him solve his problems. Indy gobbles it up, and when he wakes up in the morning, he is a human!

Human Indy quickly learns that being a man is not exactly a walk in the dog park. There's the whole walking on two legs thing, and it's pretty weird living without a tail—but it will take more than living as a human for Indy to secure his spot by Kimmy's side; it will take learning what it truly means to be a (wo)man's best friend.

Aesthetics & Inspirations



Production design color palette scheme

This page shows the ideas and inspirations of our film's production designs. When Indy is a dog he sees everything in muted color. (Since dogs are known to be color-blind.) But, wait until Indy turns into a human.

The world turns into colors of cotton candy and gummy bears!

Kimmy's neighborhood



Kimmy and her family live in in an artificial bubblegum pop suburban town.

The Park



Animal-shaped topiaries decorate the park where Indy and Kimmy frequent.

* The images are ideas and are provided for inspirational effect only.

Lead Character

 Indy (human)



"Indy" would do just about anything, like eating a miracle dog biscuit to become a human for Kimmy, the girl who rescued him from impending doom at the local animal shelter. He has a heart of gold but secretly harbors unresolved abandonment issues from his traumatic experience at the local pound.



When Kimmy starts to be preoccupied with her new flashy boyfriend, Indy's old fear begins to gnaw at his insecurities.

"Indy" will be chosen from a nationwide open casting call. Actors in their late teens and early 20s and all ethnicities are encouraged to submit.

* The actors in the images are not currently attached to such roles and are provided for effect only.

 # Spike (voice)

Spike is a wise mutt that lives in the neighborhood and Indy's confidante. His intimidating looks are quite deceiving because he is a gentle soul.

Spike characterizes someone wise and kind but misconceived and prejudiced by society.





"When I Was a Human: the Movie" intends to cast a talent who may be known as a gritty character actor but a tender-hearted individual who has a soft spot for dogs, especially rescue dogs. The role is incredibly vital to the story. Spike is a character that reminds us not to judge a dog (person) by their looks or breed (race).

* The actors in the images are not currently attached to such roles and are provided for effect only.





Kimmy

Kimmy is Indy's owner. Ever since her parents separated, she looks after her young brother while her mom is away and also works at the local pet store. Kimmy misses her family together and overextends herself to forget about her loneliness. She tends to fall for the wrong guy.







Kevin

Kevin is Kimmy's younger brother and best human friend to Indy. He puts on a brave face at home but is bullied at school. He misses his dad since he moved out the house. Kevin becomes an essential ally to Human Indy.





 # Jared

Jared is Kimmy's narcissistic rocker boyfriend. He charms Kimmy and makes her believe that he is loving and devoted to her, but in reality, he is self-serving and manipulative.



Animal Celebrity of Social Media







* The actors in the images are not currently attached to such roles and are provided for effect only.



Theme & Character Reference

Aquamarine - Big - 13 Going on 30 - The Peanut Butter Falcon - 17 Again
Yesterday - Freaky Friday - Slumdog Millionaire - Edward Scissorhands













HAVE YOU EVER HAD A REALLY BIG SECRET?
Tom Hanks
big
A wonderful new comedy

AQUAMARINE

WHO SAYS YOU'RE ONLY YOUNG ONCE?
ZAC EFRON
17 AGAIN
04.17.09

Every teenager's nightmare...turning into her mother.
JAMIE LEE CURTIS
LINDSAY LOHAN
WALT DISNEY PICTURES
FREAKY FRIDAY
GET YOUR FREAK ON AUGUST 1st

"THE FEEL-GOOD FILM OF THE DECADE"
★★★★★
SLUMDOG MILLIONAIRE
A FILM BY DANNY BOYLE

JOHNNY DEPP
WINONA RYDER
edward SCISSORHANDS

Narrative Styles


"THE SWEETEST DARN FILM OF THE DECADE"
"A FUNNY, HEARTWARMING ADVENTURE"
"THIS IS LABEOUF AT HIS BEST"
SHIA LABEOUF
DAKOTA JOHNSON
JOHN HAWKES
ZACK GOTTSAGEN
THE PEANUT BUTTER FALCON

- Feel-good
- Humorous
- Fish Out of Water
- Family
- Comedy
- Fantasy
- Personal Discovery
- Heartfelt
- Romance
- Fear of Loss
- Friendship
- Modern Fairytale


13 going on 30


YESTERDAY
FROM THE ACADEMY AWARD-WINNING DIRECTOR OF SLUMDOG MILLIONAIRE AND THE WRITER OF LOVE ACTUALLY

🐾 Our Team



Akemi Kozu Tosto
Exec. Producer/Director/Writer

Born and raised in Tokyo, Japan, Akemi followed her dream of becoming a Hollywood filmmaker by moving to Los Angeles soon after graduating high school. She learned filmmaking working on TV, commercial and motion picture productions helmed by such Hollywood heavy hitters as Steven Spielberg and Quentin Tarantino. A feature project "WHEN I WAS A HUMAN: THE MOVIE" based on Akemi's short film, distributed worldwide by Shorts International, the official short film distributor of the Academy of Motion Pictures, is currently in development through her production company AKT Pictures.



John Hermann
Producer

John Hermann is a Wisconsin-born, LA-based film producer who most recently produced HBO's acclaimed new documentary series "McMillions" as well as "Standing Up, Falling Down" starring Billy Crystal that premiered at the 2019 Tribeca Film Festival. Hermann, since 2014, John has produced nine feature films as well as commercials for major clients such as Honda, Lexus, Hugo Boss and Showtime. He has also produced numerous hours of content for Disney, Warner Bros, Netflix. John is a member of the Directors Guild of America.

 # Our Team (cont'd)



Maho Morita
Producer (Japan)



Jorge Agraz
Associate Producer



Masahiro Nakawaki
Music Consultant

Growing up as the niece of world-renowned film director, Nagisa Oshima, Maho was always around the entertainment industry. She flew to America to study English and worked on the set of the HBO series "The Sopranos." After returning home to Japan, Maho became a film journalist and has been enjoying her success since. In recent years, she is a film critic of TV network shows, a host of special events, and the programming director at the Beppu BlueBird Theatre in Oita Pref, where she founded the Beppu Blue Bird Film Festival.

Jorge was born in Mexico City and grew up in the United States and Europe. He holds degrees in Film Studies and History from Yale University. He was a producer on the short film, When I Was a Human. He has worked in production on commercials and feature films, including Blade (Starring Wesley Snipes), Thirteen Days (Starring Kevin Costner), and Evolution (Starring David Duchovny). Jorge is well-versed in computer science and technology.

Masahiro is a respected and widely known music producer and director in the Japanese pop music industry. His past and current artists include Perfume, Kyary Pamyu Pamyu, CAPSULE, Yasutaka Nakata, and Jungle Smile to name a few. He is the president of Innovation Creative, Inc. and Asobi System, Inc.

Masahiro is the process of expanding his business globally and establishing a music and film production company in Los Angeles.

Production Timeline

1 **CURRENT**

- **Fundraiser begins.**

2 **FUNDRAISE & PACKAGING:** Commencing immediately upon a successful raise

- **Funding Procurement continues.**
- **Secure a name-actor(s)**

(4 months)

3 **PRE-PRODUCTION**

- **Pre-Production commences.**
- **Funding Procurement (via Angels, VC, Investment Banks) continues.**

(2 months)

4 **SHOOT (20 days)**

- **Principal Photography begins.**
- **Initial Marketing Begins.**
- **Secure domestic & foreign sales agents.**
- **Funding Procurement (via Angels, VC, Investment Banks) may continue.**

(20 days)

5 **POST PRODUCTION**

- **Post Production period.**
- **Pre-distribution marketing.**

(3 months)

6 **DISTRIBUTION & MARKETING**

- **Lockdown distributions.**
- **Marketing continues**

(3 months)

FILM RELEASE 2022



Fresh
POP CORN
Fresh
POP CORN

Budget Summary

Above The Line $178,500

- Actors
- Producer & Staff
- Director
- Story & Rights
- Casting Director

Production Cost $357,000

- Production Staff
- Extra Talent
- Electrical
- Production Sound
- Transportations
- Pandemic Compliance
- Locations & Set Operations
- Production Design & Set Dressing
- Animal
- Camera
- Special Effects
- Wardrobe & Makeup/Hair
- Police, Fire Safety



Post-Production Cost....................................... $76,500

- Picture Editorial
- Post Sound
- VFX Supervisor
- Music
- All Finishing
  (Color, DCP, etc.)

Equity CF & Professional Services $67,000

Other Expense $102,000

- Insurance
- Accounting
- Marketing
- General Expense

Contingency.......................................$69,000

Total Budget $850,000

※16% Payroll Taxes, 4.9% WC/Payroll Fee included.
※ Assumptions based on 20-day principal photography
※ Subject to change without notice

Contact

Thank you for taking the time to review our project overview.

Please do not hesitate to reach out to ask any questions.

Kind regards,

Akemi Kozu Tosto
Writer/Director

info@aktpictures.com



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